Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, California  94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

April 23, 2020

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on March 16, 2020 by Ms. Ashley Vroman-Lee of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 88 (the “Amendment”), which contained proposed disclosure related to a new series of the Registrant, designated the Matthews Emerging Markets Equity Fund (the “Fund”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated. Revised disclosure intended to address these comments is included in a further post-effective amendment to be filed on or about the same date as this response letter.  The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure.

Prospectus

1.

Comment:  Please confirm that there are no acquired fund fees and expenses. The Staff notes that the Fund will invest in other investment companies but did not see a related line item in the Fees and Expenses table.

Response:  The Registrant estimates that the acquired fund fees and expenses would be less than 0.01%, thereby not requiring disclosure in a separate line according to Instruction 3(f) to Item 3 in Form N-1A.  Those expenses will be included as part of “Other Expenses.”

2.

Comment: Under “Additional Fund Information – Matthews’ Investment Approach – Principal Investment Strategies” on page 6 of the prospectus, the Registrant states that the Fund will invest “primarily in the Asia Pacific region.”  Please also include that statement in the summary portion of the prospectus, or otherwise clarify the statement on page 6 as it relates to the Fund.

Response:  Comment accepted.  The Registrant will clarify on page 6 that the total assets managed by Matthews for all funds and clients are invested primarily in the Asia-Pacific region but that the Fund’s principal investment strategy is not limited to investments in the Asia-Pacific Region.

3.	Comment: In the “Principal Risks of Investment” section, please consider highlighting those risks by bolding or otherwise distinguishing the titles.

Response:  Comment accepted. The Registrant has revised the “Principal Risks of Investment” section to include bolded titles for each risk.

4.

Comment:  The Staff notes that the Fund has a principal risk entitled “Political, Social and Economic Risks of Investing in Asia.”  Please disclose in the “Principal Investment Strategy” section the areas where the Fund will invest principally.  Please also state that the Fund will concentrate in China, which is disclosed under “Country Concentration Risk” on page 3 of the prospectus.

Response:  Comment accepted. Disclosure has been added to that effect under the “Principal Investment Strategy” section of the prospectus summary.

5.	Comment: Under “Risks Associated with Europe” on page 3 of the prospectus, please provide updated disclosure relating to Brexit, as appropriate.

Response:  Comment accepted.  That disclosure has been updated accordingly.

6.

Comment:  With respect to the disclosure regarding Portfolio Manager John Paul Lech, please confirm that Mr. Lech is primarily responsible for the day-to-day management of the Fund, and that no other individuals are jointly responsible.

Response:      Comment accepted.  Disclosure has been revised in the statutory section of the prospectus to clarify that a Lead Manager is primarily responsible.  The Registrant also notes that another individual has been added as a second Lead Manager for the Fund.

7.

Comment:  The “Risks of Investing in the Fund” section on page 8 of the prospectus states that “[t]he main risks associated with investing in the Fund are described below and in the Fund Summary at the front of this prospectus.”  Staff notes that the disclosure provided pursuant to Item 9 of Form N-1A should be a more robust description of the information provided pursuant to Item 4.  Please ensure that the Fund’s Item 9 disclosure is a more robust description of its Item 4 disclosure.

Response: Comment accepted.  The Registrant has revised that lead-in sentence so that it no longer implies that risk description is missing from the Item 9 disclosure.  That Item 9 disclosure is more robust than the disclosure in the prospectus summary.

*     *     *     *     *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:  Matthews International Capital Management, LLC